UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

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Commission File Number: 001-37922

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ZTO Express (Cayman) Inc.

Building One, No. 1685 Huazhi Road

Qingpu District

Shanghai, 201708

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

EXPLANATORY NOTE

In relation to ZTO Express (Cayman) Inc.’s (the “Company”) voluntary conversion of its secondary listing status to primary listing on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), the Company submitted with the Hong Kong Stock Exchange an announcement of voluntary conversion to dual-primary listing on The Main Board of The Stock Exchange of Hong Kong Limited, attached as Exhibit 99.1 to this current report on Form 6-K. In addition, the Company published the following documents on the website of the Hong Kong Stock Exchange: the fourth amended and restated memorandum and articles of association, a company information sheet, a list of directors and their roles and functions, audit committee charter, compensation committee charter, nominating and corporate governance committee charter and environmental, social and governance committee terms of reference. These documents are also available on the Company’s website at http://zto.investorroom.com. The fourth amended and restated memorandum and articles of association of the Company has also been filed as Exhibit 1.2 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 that was filed with the SEC on April 20, 2023.

Exhibit Index

Exhibit 99.1 – Announcement – Voluntary Conversion to Dual-Primary Listing on the Hong Kong Stock Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZTO Express (Cayman) Inc.

By	:	/s/ Huiping Yan
Name	:	Huiping Yan
Title	:	Chief Financial Officer

Date: April 26, 2023

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